BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDER’S MEETINGS

The shareholders of BRF S.A. (“Company”) are invited to meet at the Ordinary and Extraordinary General Shareholders’ Meetings to be held on April 12, 2023, at 11:00 a.m. (“OEGM”), under virtual format, by means of the digital platform Chorus Call (“Digital Platform”), to discuss the following Agenda:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2022;

(ii) To set the annual global compensation of the Company's management for the fiscal year 2023;

(iii) To elect the members of the Fiscal Council; and

(iv) To set the compensation of the members of the Fiscal Council for the fiscal year 2023.

II - At the Extraordinary General Shareholders’ Meeting:

(i) Amend article 3 of the Company's Bylaws to include the activities of “intermediation and agency services and business in general, except real estate” and “provision of administrative services to third parties” in the Company's corporate purpose;

(ii) Amend article 33, paragraph 2, of the Company's Bylaws to expressly provide that the same member of the Audit and Integrity Committee may accumulate the characteristics of financial specialist and independent advisor, in accordance with article 22, item V, item 'c' of B3's Novo Mercado Regulation;

(iii) Amend article 33, paragraph 7, of the Company's Bylaws to provide that the functions and activities of the Coordinator of the Audit and Integrity Committee will be defined in the body's internal regulations, in accordance with article 22, item III, of B3's Novo Mercado Regulation; and

(iv) Consolidate the Company's Bylaws with the approved changes.

* * *

PARTICIPATION INFORMATION

Attendance in the virtual meeting

Shareholders

The OEGM will be carried out exclusively in a virtual format, by means of a digital platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Resolution No. 81/2022.

The Company emphasizes that it will not be possible to physically attend the OEGM, as it will be held exclusively online.

As provided in article 6, paragraph 3, of CVM Resolution No. 81/2022, shareholders wishing to participate in the OEGM, personally or by means of attorneys-in-fact, must submit, by 11:00 a.m. on April 10, 2023, 2 (two) days before the holding of the OEGM, exclusively by the email acoes@brf.com, a request for access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of its attorney-in-fact who will participate in the OEGM, and the digitalized copies of the following documents:

Individual Shareholders:

•	Photo I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of directors);
•	Photo I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of directors, term(s) of investiture and/or power of attorney); and (iii) photo I.D. of the legal representative(s) of the fund administrator or manager.

Shareholders Represented by Power of Attorney:

•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quota holders, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution.

•	Photo I.D. of the attorney-in-fact;
•	Shareholders may, if they wish, useproxies made available by the Company to vote on the matters subject to the OEGM, according to the Public Proxy Request made by the Company, in the form provided in article 50 and following of CVM Resolution No. 81/2022. The documents related to the Public Proxy Request were disclosed by the Company on the Investor Relations website (http://ri.brf-global.com, under Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

The Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the OEGM, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

The shareholders who do not submit the Access Request within the aforementioned period (until 11:00 a.m. on April 10, 2023) will not be able to participate in the OEGM.

For additional information on participation in the OEGM and access to the Digital Platform, the shareholder should consult the Shareholders´ Manual.

Holders of American Depositary Receipts – ADRs:

ADR holders will be represented at the OEGM by the The Bank of New York Mellon, as a depositary institution, under the terms of “Deposit Agreement” entered into with the Company. The participation of ADR holders in the OEGM through the Digital Platform will not be allowed.

Participation by Distance Voting

As stated in articles 26 and following of the Resolution No. 81/2022, Company’s shareholders may send their voting instructions, from this date on until April 05, 2023 (inclusive), on the matters to be dealt with at the OEGM by completing and sending the form allowing them to cast their vote from distance (“Distance Voting Form”), models of which are available separately on the Company's Investor Relations website (http://ri.brf-global.com, under Corporate Governance) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). The Company's shareholders may transmit their voting instructions to the bookkeeping agent for the shares issued by the Company, to their respective custody agent or directly to the Company. In case of sending directly to the Company, shareholders must forward the Distance Voting Forms, duly completed, initialed, and signed, through the e-mail acoes@brf.com, along with scanned copies of the necessary documents. For additional information, the shareholder must observe the rules set forth in CVM Resolution No. 81/2022 and the procedures described in the Form made available by the Company, as well as in the respective Manual for Participation in the OEGM.

The Company’s shareholders interested in accessing the information or solving doubts related to the matters above must contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf.com.

All documents relevant to the OEGM, including more detailed information on the matters included in the agenda and on access to the Digital Platform, are available in the Manual for Participation in the OEGM, which is available to shareholders on the websites http://ri.brf-global.com,, www.b3.com.br and www.cvm.gov.br.

Itajaí (SC), March 08, 2023.

Marcos Antonio Molina dos Santos

Chairman of the Board of Directors